General Maritime Subsidiary Corporation
c/o General Maritime Corporation
299 Park Avenue, 2nd Floor
New York, NY 10171

December 22, 2011

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	General Maritime Subsidiary Corporation
Post-Effective Amendment No. 1, Filed December 20, 2011, to Registration Statement on Form S-3, Filed December 23, 2010
File No. 333-171505-45

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), General Maritime Subsidiary Corporation (the “Registrant” or the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form S-3 (File No. 333-171505-45) of the Registrant, together with all exhibits thereto (together with the Post-Effective Amendment, the “Amended Registration Statement”). The Amended Registration Statement was originally filed with the Commission on December 23, 2010 and was never declared effective.

Due to a technical error on the part of the Registrant’s financial printer, the Post-Effective Amendment was incorrectly filed under the Registrant’s EDGAR filing code, rather than a letter to the Commission applying for a withdrawal order, which was intended to be filed under the Registrant’s EDGAR filing code. The Registrant is requesting this withdrawal of the Amended Registration Statement because the transactions contemplated thereby were never initiated, and the need for registration of the securities under the Amended Registration Statement is no longer necessary.  Also, the Registrant expects that the common stock of its parent company, General Maritime Corporation (“Parent”), will be removed from listing on the New York Stock Exchange on December 24, 2011, which is ten days following the filing by the New York Stock Exchange of a Form 25 with respect to Parent on December 14, 2011. The Form 25 was filed by the New York Stock Exchange following Parent’s filing on November 17, 2011 of a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. Accordingly, because the proposed offering of the securities under the Amended Registration Statement will not occur, the Registrant believes that the withdrawal of the Amended Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  No securities have been sold under the Amended Registration Statement.

 [SIGNATURE PAGE FOLLOWS]

If you have any questions regarding this request, please feel free to contact Terrence L. Shen of Kramer Levin Naftalis & Frankel LLP, the Company’s outside counsel, at (212) 715-7819.

Very truly yours,

GENERAL MARITIME SUBSIDIARY CORPORATION

By:	/s/ John C. Georgiopoulos
Title: Treasurer